January 8, 2007



VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


       RE:   WisdomTree Trust ("Trust")
             Files Nos. 333-132380 and 811-21864

Dear Mr. Sandoe:

       This letter responds to comments received from the staff of the Securities and Exchange Commission (the "Commission") on January 4, 2007 regarding the Trust's registration statement on Form N-1A, which was filed with the Commission on November 8, 2006 (the "Registration Statement"). For your convenience we have restated each comment below followed by the Trust's or where appropriate fund's ("Fund") response. Defined terms have the same meanings as used by the Trust in its Registration Statement.

       We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the staff's comments, and resolve any matters raised.

1. COMMENT: (PROSPECTUS/PRINCIPAL INVESTMENT STRATEGIES - PRIMARY INVESTMENT RISKS)

       Please add additional risk disclosure to each Fund which has an Index that invests in securities that have a market capitalization of at least $100 million. By way of example, the "Index Description" for WisdomTree Utilities Sector Fund states:

       "The Index consists of companies that: (i) are incorporated in the United States (including Puerto Rico), (ii) are listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, (iii) have a market capitalization of at least $100 million on the Index measurement date{ellipsis}"

       RESPONSE:
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2. Comment: (Prospectus/WisdomTree Total Earnings Fund - Index Description)

       The Index Description for WisdomTree Total Earnings Fund states:

        The WisdomTree Earnings Index is an earnings-weighted index that measures the performance of the total U.S. stock market. The Index consists of companies that: (i) are incorporated in the United States (including Puerto Rico), (ii) are listed on the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, (iii) have reported positive earnings on a cumulative basis in their most recent four fiscal quarters preceding the Index measurement date, (iv) have a market capitalization of at least $100 million on the Index measurement date, (v) have an average daily dollar volume of at least $100,000 for each of the six months prior to the Index measurement date, and (vi) must have at least 5 million shares outstanding, freely available for trading ("float shares").

       Please confirm what companies are included in the index instead of merely describing the types of companies that comprise the Index. In addition, please clarify if a company must possess all of the criteria in the Fund's Index description to be considered for purchase.

       RESPONSE:

3. Comment: (Prospectus/Principal Investment Strategies - Investment Objective)

       Please update each Fund's disclosure, where applicable, to comply with Rule 35d-1 under the Investment Company Act of 1940.

       RESPONSE:

4. COMMENT: COMMENT: (PROSPECTUS/WISDOMTREE EARNINGS TOP 100 FUND - FUND NAME/ INDEX DESCRIPTION)

       Please revise WisdomTree Earnings Top 100 Fund's disclosure to more precisely describe what types of securities the Fund intends invest in as it currently relates to the Fund's proposed name.

       RESPONSE:

5. COMMENT: (PROSPECTUS/WISDOMTREE CHINA TOTAL DIVIDEND FUND - PRIMARY INVESTMENT RISKS)

       Please add risk disclosure to WisdomTree China Total Dividend Fund detailing the potential risks of investing in the Fund as a result of certain of

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the companies comprising the Index may operate in, or have dealings with, countries subject to sanctions or embargoes imposed by the U.S. government or be identified as state sponsor of terrorism.

       RESPONSE:

6. COMMENT: (PROSPECTUS/WISDOMTREE INTERNATIONAL REAL ESTATE SECTOR FUND - INDEX DESCRIPTION)

       The Index Description for WisdomTree International Real Estate Sector Fund states:

       "To be included in the Index, companies must be incorporated in one of 16 developed-market European countries included in the WisdomTree DIEFA Index, Japan, Hong Kong, Singapore, Australia, or New Zealand, and must be listed on a major securities exchange in one of those countries."

       Please explain why certain countries were included in addition to the broader WisdomTree DIEFA Index reference.

       RESPONSE:

7. COMMENT: (PROSPECTUS/MANAGEMENT - SUB-ADVISER- PORTFOLIO MANAGERS)

       The "Sub-Adviser - Portfolio Management" disclosure states:

       "Each Portfolio Manager is responsible for various functions related to portfolio management, including, but not limited to, investing cash inflows, implementing investment strategy, researching and reviewing investment strategy, and overseeing members of his or her portfolio management team with more limited responsibilities. Each Portfolio Manager is authorized to make investment decisions for all portfolios managed by the team. Each Portfolio Manager has appropriate limitations on his or her authority for risk management and compliance purposes. No member of the portfolio team manages assets outside of the team."

       Please describe the hierarchy of the portfolio management team.

       RESPONSE:

8. COMMENT: (SAI/INVESTMENT STRATEGIES AND RISKS - NON-U.S. SECURITIES)

       The "Non-U.S. Securities" risk disclosure states:

       "Though the International Funds intend to invest only in securities from developed market countries, non-U.S. stock markets may not be as developed or efficient as, and may be more volatile than, those in the U.S. While the volume of shares traded on non-U.S. stock markets generally has been growing, such markets usually have substantially less volume than U.S. markets."

       Please revise the disclosure to reflect certain Funds' investments in emerging markets countries.

       RESPONSE:

9. COMMENT: (SAI/ INVESTMENT LIMITATIONS - BORROWING)

       The "Fundamental Investment Limitation" for "Borrowing" by each Fund provides an example further explaining when and how a Fund intends to engage in "Borrowing" which states:

       "By way of example (but not as a statement of the actual fundamental policy), this means that, each Fund may not borrow money, except that each Fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within 3 days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation."

       Please revise the Funds' borrowing policy to comply with the limitations proscribed under the Investment Company Act of 1940.

       RESPONSE:

10.COMMENT:  (SAI/ MANAGEMENT OF THE TRUST - TRUSTEES AND OFFICERS)

       Please revise the heading to reflect the "Interested" status of Jonathan Steinberg.

       RESPONSE:

11.COMMENT:  (SAI/ MANAGEMENT OF THE TRUST - TRUSTEES AND OFFICERS)

       Please revise the reference to "WisdomTree Investments, Inc." included under Gregory Barton's biography to reflect the then current name of the adviser.

       RESPONSE:


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12. COMMENT: (GENERAL COMMENTS)

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supple mentally, or on exhibits added in any pre - effective amendments.

       RESPONSE:

13. COMMENT: (GENERAL COMMENTS)

       If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

       RESPONSE:

14. COMMENT: (GENERAL COMMENTS)

       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

       RESPONSE: Registrant filed an amended exemptive application with the Commission on April 19, 2006. Notice of the Registrant's exemptive application was published in the Federal Register on May 18, 2006. See Release IC-27324.

15. COMMENT: (GENERAL COMMENTS)

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


       RESPONSE:

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       It is anticipated that the Trust will seek effectiveness of the
Registration Statement, as amended, on February ___, 2007. The Trust will in connection therewith make the requested representations and file the necessary acceleration request.

If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 536-4852. Thank you for your attention to this matter.




                                               Very truly,

                                               /s/ A. Michael Primo
                                               A. Michael Primo